SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549





                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1998
                   -------------------------------------------


                20TH CENTURY INDUSTRIES SAVINGS AND SECURITY PLAN
                -------------------------------------------------
                            (Exact name of the plan)


                             20TH CENTURY INDUSTRIES
                             -----------------------
                                (Name of issuer)


      Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California  91367
      --------------------------------------------------------------------
                (Address  of  principal  executive  offices)
(Zip  Code)

                20th Century Industries Savings and Security Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997



                                    CONTENTS


Report of Independent Auditors . . . . . . . . . . . . . .   1

Audited Financial Statements

Statements of Net Assets Available for Benefits. . . . . .   2
Statements of Changes in Net Assets Available for Benefits   3
Notes to Financial Statements. . . . . . . . . . . . . . .   4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes. . . . . .  17
Schedule of Reportable Transactions. . . . . . . . . . . .  18


                         Report of Independent Auditors

20th  Century  Industries  as  Plan  Administrator  of  the
20th  Century  Industries  Savings  and  Security  Plan

We have audited the accompanying statements of net assets available for benefits of the 20th Century Industries Savings and Security Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May  31,  1999


                20th Century Industries Savings and Security Plan

                 Statements of Net Assets Available for Benefits

                                                      DECEMBER 31
                                                   1998         1997
                                               ------------  -----------
ASSETS
Investments, at fair value:
Mutual funds. . . . . . . . . . . . . . . . .  $ 47,106,904  $35,992,167
20th Century Industries common stock. . . . .     6,588,404    6,666,816
Short-term investment funds . . . . . . . . .       152,137      187,338
                                               ------------  -----------
                                                 53,847,445   42,846,321
Guaranteed investment contract, at fair value    26,394,118   24,033,708
Loans to participants . . . . . . . . . . . .     6,514,036    6,092,041
                                               ------------  -----------
Total investments . . . . . . . . . . . . . .    86,755,599   72,972,070
                                               ------------  -----------
Net assets available for benefits . . . . . .  $ 86,755,599  $72,972,070
                                               ============  ===========

See accompanying notes.



                   20th Century Industries Savings and Security Plan

               Statements of Changes in Net Assets Available for Benefits

                                                    YEAR ENDED DECEMBER 31
                                                       1998         1997
                                                  -----------   -----------
Additions to net assets:
Investment income:
Net appreciation in fair value of mutual funds .  $ 6,288,236   $ 4,564,408
Net (depreciation) appreciation in fair value of
20th Century Industries common stock . . . . .       (638,373)    2,265,339
Interest and dividends . . . . . . . . . . . .      3,913,849     3,751,747
Loan interest income . . . . . . . . . . . . .        590,855       481,551
                                                  -----------   -----------
                                                   10,154,567    11,063,045

Contributions:
Employer . . . . . . . . . . . . . . . . . . .      2,728,229     2,715,927
Employee . . . . . . . . . . . . . . . . . . .      5,281,851     5,273,226
                                                  -----------   -----------
                                                    8,010,080     7,989,153
                                                  -----------   -----------
Total additions. . . . . . . . . . .               18,164,647    19,052,198

Deductions from net assets:
Benefits paid to participants. . . . . . .          4,356,670     2,169,165
Administrative expenses. . . . . . . . . .             24,448        16,025
                                                  -----------   -----------
Net increase in net assets . . . . . . . .         13,783,529    16,867,008

Net assets available for benefits:
Beginning of year. . . . . . . . . . . . .         72,972,070    56,105,062
                                                  -----------   -----------
End of year. . . . . . . . . . . . . . . . . . .  $86,755,599   $72,972,070
                                                  ============  ===========

See accompanying notes.


                20th Century Industries Savings and Security Plan

                          Notes to Financial Statements

                                December 31, 1998

1.  DESCRIPTION  OF  PLAN

The following brief description of the 20th Century Industries Savings and Security Plan (Plan) provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

GENERAL

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of 20th Century Industries (Employer). The Plan enables participants to make contributions which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment options. Effective January 1, 1997, Fidelity Investments began providing recordkeeping and trustee plan services, and the Plan offered participants 10 new investment options. Plan participants now have 15 investment options in which they may choose to have their funds invested. Employees may elect to participate in the Plan upon becoming eligible, which is after attaining the age of 20 and completing one year of service.

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. However, loan fees are paid by participants, and investment expenses are paid by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each participant can contribute up to 12% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. The employer matches $.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant's eligible earnings. Participants may change their contribution percentages at any time during the Plan year. In addition, they may elect to stop making contributions entirely. Effective June 17, 1991, employer contributions follow the participant's fund election. Prior to June 17, 1991, employer contributions were entirely invested in the Fixed Rate Fund.

                20th Century Industries Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

VESTING

Participants are immediately vested in their own contributions. Vesting in the Employer-contributed amount is based on years of service. A participant vests 20% after two years of service and an additional 20% for each additional year. A participant is 100% vested after six years of credited service.

PARTICIPANT  ACCOUNTS

Each participant's account is credited with his or her other contributions, any Employer matching contribution and an allocation of Plan earnings, and is charged with any withdrawals.

PARTICIPANT  LOANS

Each participant may obtain loans against his or her vested account balance. Loans made through October 31, 1989 are at the prime rate at the time of loan approval plus one percent. Loans made on or after November 1, 1989 are at the prime rate plus two percent. Loans made on or after September 20, 1990, for the purchase of a home are at the prime rate.

PAYMENT  OF  BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

PLAN  TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

USE  OF  ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.
Actual  results  could  differ  from  these  estimates.

VALUATION  OF  INVESTMENTS

Investments are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants.

3.  FIXED  RATE  FUND

The fixed rate fund is a guaranteed investment contract consisting of funds deposited with Pacific Life Insurance Company (Pacific Life). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 6.60% for 1998 and 1997. The account is credited with deposits and interest earnings and charged with Plan withdrawals. The Employer pays the contract administration charge.

Per the contract, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan Year exceeds 75% of the balance in the account at the beginning of the current Plan Year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

4.  INVESTMENTS

The Plan's investments are invested in the Pacific guaranteed investment contract, in 20th Century Industries Common Stock (20th Century Industries Stock) and in 13 mutual funds administered by Fidelity Investments, which also acts as trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor of the participants or other investment options are temporarily invested in short-term investments by the trustee.

The  following  table  presents  the  Plan's  investments:


                                                     DECEMBER 31
                                                  1998          1997
                                              ------------  ------------
Investments at fair value:
Guaranteed Investment Contract . . . . . . .  $26,394,118*  $24,033,708*
Mutual Funds:
Fidelity Magellan Fund . . . . . . . . . . .   21,114,005*   15,391,518*
Fidelity Equity-Income Fund. . . . . . . . .   14,577,473*   14,387,598*
Spartan U.S. Equity Index Fund . . . . . . .    4,407,402*     1,952,205
Fidelity Contrafund. . . . . . . . . . . . .     3,265,039     1,574,580
Retirement Government Money Market Portfolio     1,141,684       820,788
INVESCO Small Company Growth Fund. . . . . .       582,653       550,022
Founders Balanced Fund . . . . . . . . . . .       614,868       463,215
Templeton Foreign Fund I . . . . . . . . . .       380,544       369,174
Fidelity Freedom 2000 Fund . . . . . . . . .        82,450        63,838
Fidelity Freedom 2010 Fund . . . . . . . . .       483,454       243,235
Fidelity Freedom 2020 Fund . . . . . . . . .       295,886        99,737
Fidelity Freedom 2030 Fund . . . . . . . . .       149,211        74,680
Fidelity Freedom Income Fund . . . . . . . .        12,235         1,577
20th Century Industries Stock. . . . . . . .    6,588,404*    6,666,816*
Loans to participants. . . . . . . . . . . .    6,514,036*    6,092,041*
Short-Term Investment Funds. . . . . . . . .       152,137       187,338
                                              ------------  ------------
                                              $ 86,755,599  $ 72,972,070
                                              ============  ============


*Represents  5%  or more of the fair value of net assets available for benefits.


Interest  and  dividend  income was $3,913,849 for 1998 and $3,751,747 for 1997.

Net appreciation in fair value of mutual funds and Company stock was $5,649,863 for 1998 and $6,829,747 for 1997.

5.  INCOME  TAX  STATUS

The Internal Revenue Service has issued a determination letter dated May 11, 1995 that the Plan qualifies, in form, under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6.  YEAR  2000  ISSUE  (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by the end of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

7.  FINANCIAL  STATEMENTS  FOR  PARTICIPANT-DIRECTED  INVESTMENT  FUNDS

The following table presents the net assets available for benefits by investment option and participant loans at December 31, 1998:


                                 PACIFIC LIFE       20TH                     FIDELITY      RETIREMENT                  FIDELITY
                                    FIXED         CENTURY       FIDELITY      EQUITY-      GOVERNMENT                  FREEDOM
                                    RATE         INDUSTRIES    MAGELLAN       INCOME         MONEY        FIDELITY      INCOME
                                    FUND           COMMON         FUND         FUND          MARKET      CONTRAFUND      FUND
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$              $            $  21,114,005  $ 14,577,473  $  1,141,684  $  3,265,039  $    12,235
  Common stock. .             . . . . . . .  -     6,588,404             -             -             -             -            -
  Short-term investment funds .              -       152,137             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total . . . . . . . . . . . . . .            -     6,740,541    21,114,005    14,577,473     1,141,684     3,265,039       12,235

Guaranteed investment contract. .   26,394,118             -             -             -             -             -            -
Loans to participants                        -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total investments . . . . . . . .    26,394,118    6,740,541    21,114,005    14,577,473     1,141,684     3,265,039       12,235
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net assets available for benefits $  26,394,118  $ 6,740,541  $ 21,114,005  $ 14,577,473  $  1,141,684  $  3,265,039  $    12,235
                                  =============  ===========  ============  ============  ============  ============  ===========

          . . . . . . . . . . . .   FIDELITY
 . . . . . . . . . . . . .          FREEDOM
                                      2000
    . . . . . . . . . . . . . . .     FUND
                                 -------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$      82,450
  Common stock.                              -
  Short-term investment funds .              -
                                 -------------
Total . . . . . . . . . . . . . .       82,450

Guaranteed investment contract. .            -
Loans to participants                        -
                                 -------------
Total investments . . . . . . . .       82,450
                                 -------------
Net assets available for benefits $     82,450
                                  ============



          . . . . . . . . . . . .   FIDELITY       FIDELITY      FIDELITY     SPARTAN
 . . . . . . . . . . . . .          FREEDOM        FREEDOM       FREEDOM     U.S. EQUITY    FOUNDERS      INVESCO      TEMPLETON
                                      2010           2020          2030        INDEX        BALANCED    SMALL COMPANY   FOREIGN
    . . . . . . . . . . . . . . .     FUND           FUND          FUND         FUND          FUND       GROWTH FUND     FUND I
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$     483,454  $    295,886  $    149,211  $  4,407,402  $    614,868  $    582,653  $   380,544
  Common stock.                              -             -             -             -             -             -            -
  Short-term investment funds .              -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total . . . . . . . . . . . . . .      483,454       295,886       149,211     4,407,402       614,868       582,653      380,544

Guaranteed investment contract. .            -             -             -             -             -             -            -
Loans to participants                        -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total investments . . . . . . . .      483,454       295,886       149,211     4,407,402       614,868       582,653      380,544
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net assets available for benefits $    483,454  $    295,886  $    149,211  $  4,407,402  $    614,868  $    582,653  $   380,544
                                  ============  ============  ============  ============  ============  ============  ===========


                                  PARTICIPANT
    . . . . . . . . . . . . . . .     LOANS         TOTAL
                                 -------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$           -  $ 47,106,904
  Common stock.                              -     6,588,404
  Short-term investment funds .              -       152,137
                                 -------------  ------------
Total . . . . . . . . . . . . . .            -    53,847,445

Guaranteed investment contract. .            -    26,394,118
Loans to participants                6,514,036     6,514,036
                                 -------------  ------------
Total investments . . . . . . . .    6,514,036    86,755,599
                                 -------------  ------------
Net assets available for benefits $  6,514,036  $ 86,755,599
                                  ============  ============


                20th Century Industries Savings and Security Plan

7.  FINANCIAL  STATEMENTS  FOR PARTICIPANT-DIRECTED INVESTMENT FUNDS (CONTINUED)

The following table presents the net assets available for benefits by investment option and participant loans at December 31, 1997:


                                 PACIFIC LIFE       20TH                     FIDELITY      RETIREMENT                  FIDELITY
                                    FIXED         CENTURY       FIDELITY      EQUITY-      GOVERNMENT                  FREEDOM
                                    RATE         INDUSTRIES    MAGELLAN       INCOME         MONEY        FIDELITY     INCOME
                                    FUND           COMMON         FUND         FUND          MARKET      CONTRAFUND      FUND
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$           -  $         -   $ 15,391,518  $ 14,387,598  $    820,788  $  1,574,580  $     1,577
  Common stock. .             . . . . . . .        6,666,816             -             -             -             -            -
  Short-term investment funds .              -       187,338             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total . . . . . . . . . . . . . .            -     6,854,154    15,391,518    14,387,598       820,788     1,574,580        1,577

Guaranteed investment contract. .   24,033,708             -             -             -             -             -            -
Loans to participants                        -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total investments . . . . . . . .   24,033,708     6,854,154    15,391,518    14,387,598       820,788     1,574,580        1,577
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net assets available for benefits $ 24,033,708  $  6,854,154  $ 15,391,518  $ 14,387,598  $    820,788  $  1,574,580  $     1,577
                                  ============  ============  ============  ============  ============  ============  ===========

          . . . . . . . . . . . .   FIDELITY
 . . . . . . . . . . . . .          FREEDOM
                                      2000
    . . . . . . . . . . . . . . .     FUND
                                 -------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$      63,838
  Common stock.                              -
  Short-term investment funds .              -
                                 -------------
Total . . . . . . . . . . . . . .       63,838

Guaranteed investment contract. .            -
Loans to participants                        -
                                 -------------
Total investments . . . . . . . .       63,838
                                 -------------
Net assets available for benefits $     63,838
                                  ============



          . . . . . . . . . . . .   FIDELITY       FIDELITY      FIDELITY     SPARTAN
 . . . . . . . . . . . . .          FREEDOM        FREEDOM       FREEDOM     U.S. EQUITY    FOUNDERS      INVESCO      TEMPLETON
                                      2010           2020          2030        INDEX        BALANCED    SMALL COMPANY   FOREIGN
    . . . . . . . . . . . . . . .     FUND           FUND          FUND         FUND          FUND       GROWTH FUND     FUND I
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$     243,235  $     99,737  $     74,680  $  1,952,205  $    463,215  $    550,022  $   369,174
  Common stock.                              -             -             -             -             -             -            -
  Short-term investment funds .              -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total . . . . . . . . . . . . . .      243,235        99,737        74,680     1,952,205       463,215       550,022      369,174

Guaranteed investment contract. .            -             -             -             -             -             -            -
Loans to participants                        -             -             -             -             -             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total investments . . . . . . . .      243,235        99,737        74,680     1,952,205       463,215       550,022      369,174
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net assets available for benefits$     243,235  $     99,737  $     74,680  $  1,952,205  $    463,215  $    550,022  $   369,174
                                 =============  ============  ============  ============  ============  ============  ===========


                                  PARTICIPANT
    . . . . . . . . . . . . . . .     LOANS         TOTAL
                                 -------------  ------------
ASSETS
Investments at fair value:
  Mutual funds. . . . . . . . . .$           -  $ 35,992,167
  Common stock.                              -     6,666,816
  Short-term investment funds .              -       187,338
                                 -------------  ------------
Total . . . . . . . . . . . . . .            -    42,846,321

Guaranteed investment contract. .            -    24,033,708
Loans to participants                6,092,041     6,092,041
                                 -------------  ------------
Total investments . . . . . . . .    6,092,041    72,972,070
                                 -------------  ------------


Net assets available for benefits $  6,092,041  $ 72,972,070
                                  ============  ============


                20th Century Industries Savings and Security Plan

7.  FINANCIAL  STATEMENTS  FOR PARTICIPANT-DIRECTED INVESTMENT FUNDS (CONTINUED)

The following table presents the changes in net assets available for benefits by investment option and participant loans for the year ended December 31, 1998:


                                 PACIFIC LIFE       20TH                     FIDELITY      RETIREMENT                  FIDELITY
                                    FIXED         CENTURY       FIDELITY      EQUITY-      GOVERNMENT                  FREEDOM
                                    RATE         INDUSTRIES    MAGELLAN       INCOME         MONEY        FIDELITY     INCOME
                                    FUND           COMMON         FUND         FUND          MARKET      CONTRAFUND      FUND
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $          (3) $          -  $  4,233,841  $    864,902  $          -   $   385,890  $         -
    Net depreciation in fair
      value of 20th Century
      Industries common stock.        (638,373)            -             -             -             -            -             -
    Interest and dividends . . .     1,568,236             -       984,313       845,543        45,404       239,337          260
  Loan interest income .   . . . .     150,130       106,646       139,040        96,284         4,708        26,247          808
  Contributions:
    Employer . .. . . . . . . .        635,766       419,295       638,137       509,138        51,703       127,334        2,949
    Employee . . . . .      . .      1,169,927       823,495     1,180,782     1,002,010       105,619       255,212        5,403
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total additions.  . . . . . . .      3,524,056       711,063     7,176,113     3,317,877       207,434     1,034,020        9,688

Deductions from net assets:
  Benefits paid to participants.     1,926,911       266,788       909,412       667,932        60,509        27,110          219
  Administrative expenses. .  .         13,857         4,319         2,428           288             4           116            -
  Loans to participants. .  . .        873,601       440,924       791,015       639,603        27,837        89,320            -
  Loan payments. . . . . .. . .       (623,378)     (348,767)     (523,425)     (388,848)      (18,468)      (90,368)      (1,495)
  Participant transfers
    (received) paid. . . . . . . .  (1,027,345)      461,412       274,196     2,209,028      (183,344)     (682,617)         306
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total deductions . . .. . . . .      1,163,646       824,676     1,453,626     3,128,003      (113,462)     (656,439)        (970)
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease). .. . .      2,360,410      (113,613)    5,722,487       189,874       320,896     1,690,459       10,658

Net assets available for benefits:
  Beginning of year. . . . .  .     24,033,708     6,854,154    15,391,518    14,387,598       820,788     1,574,580        1,577
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
  End of year   . . . . . . . .  $  26,394,118  $  6,740,541  $ 21,114,005  $ 14,577,472  $  1,141,684  $  3,265,039  $    12,235
                                 =============  ============  ============  ============  ============  ============  ===========

                                    FIDELITY
                                    FREEDOM
                                     2000
                                     FUND
                                 -------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $       6,385
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -
    Interest and dividends . . .         4,362
  Loan interest income .   . . . .         163
  Contributions:
    Employer . .. . . . . . . .          2,027
    Employee . . . . .      . .          5,341
                                 -------------
Total additions.  . . . . . . .         18,728

Deductions from net assets:
  Benefits paid to participants.           139
  Administrative expenses. .  .              -
  Loans to participants. .  . .            258
  Loan payments. . . . . .. . .           (403)
  Participant transfers
    (received) paid. . . . . . . .         122
                                 -------------
Total deductions . . .. . . . .            116
                                 -------------
Net increase (decrease). .. . .         18,612

Net assets available for benefits:
  Beginning of year. . . . .  .         63,838
                                 -------------
  End of year   . . . . . . . .  $      82,450
                                 =============



          . . . . . . . . . . . .   FIDELITY       FIDELITY      FIDELITY     SPARTAN
 . . . . . . . . . . . . .          FREEDOM        FREEDOM       FREEDOM     U.S. EQUITY    FOUNDERS      INVESCO      TEMPLETON
                                      2010           2020          2030         INDEX       BALANCED    SMALL COMPANY   FOREIGN
    . . . . . . . . . . . . . . .     FUND           FUND          FUND         FUND          FUND       GROWTH FUND     FUND I
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $      42,507  $     32,294  $     16,532  $    720,010  $     33,168   $    12,853  $   (60,861)
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -             -             -             -             -            -             -
    Interest and dividends . . .        19,683         9,644         6,238        63,632        34,732        53,304       39,161
  Loan interest income .   . . . .       3,295         3,625         3,173        37,032         5,309         8,221        6,174
  Contributions:
    Employer . .. . . . . . . .         20,311        21,103        19,650       154,508        38,211        49,530       38,567
    Employee . . . . .      . .         43,681        44,053        37,184       303,872       124,682        99,170       81,420
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total additions.  . . . . . . .        129,477       110,719        82,777     1,279,054       236,102       223,078      104,461

Deductions from net assets:
  Benefits paid to participants.         5,488         2,483         5,645        25,875        10,049         5,724        6,176
  Administrative expenses. .  .              -             1            93             4         1,066         1,524          748
  Loans to participants. .  . .          9,497        12,681         8,477       120,181        27,321        43,366       23,927
  Loan payments. . . . . .. . .         (7,997)      (17,897)      (10,994)     (136,394)      (21,322)      (33,150)     (26,867)
  Participant transfers
    (received) paid. . . . . . . .    (117,730)      (82,698)        5,055    (1,185,809)       67,335       172,983       89,106
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total deductions . . .. . . . .  .    (110,742)      (85,430)        8,246    (1,176,143)       84,449       190,447       93,090
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease). .. . .        240,219       196,149        74,531     2,455,197       151,653        32,631       11,371

Net assets available for benefits:
  Beginning of year. . . . .  .        243,235        99,737        74,680     1,952,205       463,215       550,022      369,174
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
  End of year   . . . . . . . .  $     483,454  $    295,886  $    149,211  $  4,407,402  $    614,868  $    582,653  $   380,545
                                 =============  ============  ============  ============  ============  ============  ===========

                                   PARTCIPANT
                                     LOANS         TOTAL
                                 -------------  ------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $           -  $  6,288,236
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -      (638,373)
    Interest and dividends . . .             -     3,913,849
  Loan interest income .   . . . .           -       590,855
  Contributions:
    Employer . .. . . . . . . .              -     2,728,229
    Employee . . . . .      . .              -     5,281,851
                                 -------------  ------------
Total additions.  . . . . . . .              -    18,164,647

Deductions from net assets:
  Benefits paid to participants.       436,210     4,356,670
  Administrative expenses. .  .              -        24,448
  Loans to participants. .  . .     (3,107,978)            -
  Loan payments. . . . . .. . .      2,249,773             -
  Participant transfers
    (received) paid. . . . . . . .           -             -
                                 -------------  ------------
Total deductions . . .. . . . .       (421,995)    4,381,118
                                 -------------  ------------
Net increase (decrease). .. . .        421,995    13,783,529

Net assets available for benefits:
  Beginning of year. . . . .  .         63,838    72,972,070
                                 -------------  ------------
  End of year   . . . . . . . .  $      82,450  $ 86,755,599
                                 =============  ============


                20th Century Industries Savings and Security Plan

7.  FINANCIAL  STATEMENTS  FOR PARTICIPANT-DIRECTED INVESTMENT FUNDS (CONTINUED)

The following table presents the changes in net assets available for benefits by investment option and participant loans for the year ended December 31, 1997:


                                 PACIFIC LIFE       20TH                     FIDELITY      RETIREMENT                  FIDELITY
                                    FIXED         CENTURY       FIDELITY      EQUITY-      GOVERNMENT                  FREEDOM
                                    RATE         INDUSTRIES    MAGELLAN       INCOME         MONEY        FIDELITY     INCOME
                                    FUND           COMMON         FUND         FUND          MARKET      CONTRAFUND      FUND
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $        (809) $          -  $  2,068,453  $  2,363,440  $      1,158   $    38,6880  $       92
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -     2,265,339             -             -             -             -            -
    Interest and dividends . . .     1,585,910            57       971,652       767,194        40,165       126,296           61
  Loan interest income .   . . . .     147,687        73,696       114,318        85,518         5,407        15,648           66
Contributions:
    Employer . .. . . . . . . .        736,943       419,138       656,491       552,638        49,528        88,231          465
    Employee . . . . .      . .      1,432,072       799,369     1,153,337     1,063,883       116,345       187,187          865
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total additions.  . . . . . . .      3,901,803     3,557,599     4,964,251     4,832,673       212,603       456,050        1,549

Deductions from net assets:
  Benefits paid to participants.     1,238,930       118,793       231,619       383,825        18,877         4,180            -
  Administrative expenses. .  .         10,494         2,235         1,183           143             -            62            -
  Loans to participants. .  . .      1,152,935       376,644       792,966       570,243        43,620        68,268            -
  Loan payments. . . . . .. . .       (555,541)     (263,212)     (399,764)     (300,657)      (17,873)      (85,727)        (299)
  Participant transfers
    (received) paid. . . . . . . .   2,782,768       333,317       883,533      (251,890)       68,075    (1,105,313)         271
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total deductions . . .. . . . .      4,629,586       567,777     1,509,537       401,664       112,699    (1,118,530)         (28)
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease). .. . .       (727,783)    2,989,822     3,454,714     4,431,009     1,574,580     1,574,580        1,577

Net assets available for benefits:
  Beginning of year. . . . .  .     24,761,491     3,864,332    11,936,804     9,956,589       720,884             -            -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
  End of year   . . . . . . . .  $  24,033,708  $  6,854,154  $ 15,391,518  $ 14,387,598  $    820,788  $  1,574,580  $     1,577
                                 =============  ============  ============  ============  ============  ============  ===========

                                    FIDELITY
                                    FREEDOM
                                     2000
                                     FUND
                                 -------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $        (303)
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -
    Interest and dividends . . .         2,080
  Loan interest income .   . . . .           -
  Contributions:
    Employer . .. . . . . . . .            454
    Employee . . . . .      . .          1,498
                                 -------------
Total additions.  . . . . . . .          3,729

Deductions from net assets:
  Benefits paid to participants.             -
  Administrative expenses. .  .              -
  Loans to participants. .  . .              -
  Loan payments. . . . . .. . .              -
  Participant transfers
    (received) paid. . . . . . . .     (60,109)
                                 -------------
Total deductions . . .. . . . .        (60,109)
                                 -------------
Net increase (decrease). .. . .         63,838

Net assets available for benefits:
  Beginning of year. . . . .  .              -
                                 -------------
  End of year   . . . . . . . .  $      63,838
                                 =============



          . . . . . . . . . . . .   FIDELITY       FIDELITY      FIDELITY     SPARTAN
 . . . . . . . . . . . . .          FREEDOM        FREEDOM       FREEDOM     U.S. EQUITY    FOUNDERS      INVESCO      TEMPLETON
                                      2010           2020          2030         INDEX       BALANCED    SMALL COMPANY   FOREIGN
    . . . . . . . . . . . . . . .     FUND           FUND          FUND         FUND          FUND       GROWTH FUND     FUND I
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $       9,636  $      3,431  $      8,844  $    198,025  $     (2,186)  $   (68,849) $   (55,212)
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -             -             -             -             -            -             -
    Interest and dividends . . .         8,559         3,424         2,464        28,440        36,331       119,570       59,544
  Loan interest income .   . . . .       2,298         1,813         3,189        15,948         3,640         6,543            -
  Contributions:
    Employer . .. . . . . . . .         11,032        10,368        13,264        79,242        29,367        33,317       35,089
    Employee . . . . .      . .         49,386        22,785        27,968       181,455        96,994        64,762       75,320
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total additions.  . . . . . . .         80,911        41,821        56,089       503,110       164,146       154,580      121,284

Deductions from net assets:
  Benefits paid to participants.         5,697         3,013         2,187        45,171           780         1,694        2,399
  Administrative expenses. .  .              -             -             1             -           725           667          515
  Loans to participants. .  . .          2,595         4,514         5,441        68,064        18,882        12,858       19,752
  Loan payments. . . . . .. . .         (5,268)       (6,677)       (7,619)      (66,393)      (21,296)      (25,209)     (42,168)
  Participant transfers
    (received) paid. . . . . . . .    (165,348)      (58,766)      (18,601)   (1,495,937)     (298,160)     (385,452)    (228,388)
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Total deductions . . .. . . . .  .    (162,324)      (57,916)      (18,591)   (1,449,095)     (299,069)     (395,442)    (247,890)
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease). .. . .        243,235        99,737        74,680     1,952,205       463,215       550,022      369,174

Net assets available for benefits:
  Beginning of year. . . . .  .              -             -             -             -             -            -             -
                                 -------------  ------------  ------------  ------------  ------------  ------------  ------------
  End of year   . . . . . . . .  $     243,235  $     99,737  $     74,680  $  1,952,205  $    463,215  $    550,022  $   369,174
                                 =============  ============  ============  ============  ============  ============  ===========

                                   PARTCIPANT
                                     LOANS         TOTAL
                                 -------------  ------------
Additions to net assets:
  Investment income:
    Net appreciation
      (depreciation) in fair
      value                 ..   $           -  $  4,564,408
    Net depreciation in fair
      value of 20th Century
      Industries common stock.               -     2,265,339
    Interest and dividends . . .             -     3,751,747
  Loan interest income .   . . . .           -       481,551
  Contributions:
    Employer . .. . . . . . . .              -     2,715,927
    Employee . . . . .      . .              -     5,273,2261
                                 -------------  ------------
Total additions.  . . . . . . .              -    19,052,198

Deductions from net assets:
  Benefits paid to participants.       112,000     2,169,165
  Administrative expenses. .  .              -        16,025
  Loans to participants. .  . .     (3,136,782)            -
  Loan payments. . . . . .. . .      1,797,703             -
  Participant transfers
    (received) paid. . . . . . . .           -             -
                                 -------------  ------------
Total deductions . . .. . . . .     (1,227,079)    2,185,190
                                 -------------  ------------
Net increase (decrease). .. . .      1,227,079    16,867,008

Net assets available for benefits:
  Beginning of year. . . . .  .      4,864,962    56,105,062
                                 -------------  ------------
  End of year   . . . . . . . .  $   6,092,041  $ 72,972,070
                                 =============  ============


                             Supplemental Schedules

                20th Century Industries Savings and Security Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1998


IDENTITY OF ISSUE,                               DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
BORROWER, LESSOR                                               RATE OF INTEREST, PAR OR                  CURRENT
OR SIMILAR PARTY                                                    MATURITY VALUE                        COST         VALUE
-----------------------------------------------  ----------------------------------------------------  -----------  -----------
Pacific Life Insurance Company. . . . . . . . .  Guaranteed Investment Contract                        $26,394,118  $26,394,118
Fidelity Retirement Government Money Market (1)  Money Market Fund                                       1,141,684    1,141,684
Fidelity Equity-Income Fund (1). . . . .. . . .  262,421 Mutual Fund Shares                             11,099,948   14,577,473
Fidelity Magellan Fund (1). . . . . . . . . . .  174,756 Mutual Fund Shares                             14,907,583   21,114,005
Fidelity Freedom Income Fund (1). . . . . . . .  1,094 Mutual Fund Shares                                   11,988       12,235
Fidelity Freedom 2000 Fund (1). . . . . . . . .  6,687 Mutual Fund Shares                                   76,239       82,450
Fidelity Freedom 2010 Fund (1). . . . . . . . .  36,350 Mutual Fund Shares                                 434,022      483,454
Fidelity Freedom 2020 Fund (1). . . . . . . . .  21,210 Mutual Fund Shares                                 267,128      295,886
Fidelity Freedom 2030 Fund (1). . . .   . . . .  10,742 Mutual Fund Shares                                 132,875      149,211
Fidelity Founders Balanced Fund (1) . . . . . .  50,440 Mutual Fund Shares                                 591,585      614,868
Spartan U.S. Equity Index Fund. . . . . . . . .  100,259 Mutual Fund Shares                              3,624,272    4,407,402
Fidelity Contrafund (1) . . . . . . . . . . . .  57,493 Mutual Fund Shares                               2,893,452    3,265,039
INVESCO Small Company Growth Fund . . . . . . .  50,315 Mutual Fund Shares                                 603,001      582,653
Templeton Foreign Fund I. . . . . . . . . . . .  45,357 Mutual Fund Shares                                 454,456      380,544
Fidelity Short Term Investment Fund (1) . . . .  Short Term Investment Fund                                152,137      152,137
20th Century Industries Common Stock (1). . . .  284,136 Common Stock Shares                             5,464,621    6,588,404
Participant Loans (1) . . . . . . . . . . . . .  Interest rates between 8.5% and 10.5%                   6,514,036    6,514,036
                                                                                                       -----------  ------------
                                                                                                       $74,763,145  $86,755,599
                                                                                                       ===========  ===========


(1)  Party-in-interest  to  the  Plan.


                20th Century Industries Savings and Security Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                   CURRENT
                                                                     EXPENSES                      VALUE OF
                                        PURCHASE       SELLING       INCURRED       COST OF        ASSET ON
                                         PRICE          PRICE          WITH          ASSET        TRANSACTION     NET GAIN
DESCRIPTION OF ASSETS                                               TRANSACTION                      DATE
-----------------------------------  -------------  -------------  -------------  -------------  -------------  -------------
Category (iii) - Series of transactions in excess of 5% of the current value of plan assets.
---------------------------------------------------------------------------------------------
Pacific Life Insurance Company. . .  $  14,054,406                 $           -  $  14,054,406  $  14,054,406  $           -
                                                     $ 11,693,993              -     11,693,993     11,693,993              -

Fidelity Magellan Fund (1). . . .        7,494,396                             -      7,494,396     7,494,396               -
                                                        6,005,750              -      5,337,590     6,005,750         668,160

Fidelity Equity - Income Fund (1) . .    4,326,718                             -     4,326,718      4,326,718               -
                                                        5,001,746              -     4,049,032      5,001,746         952,714

Fidelity Contrafund (1) . . . . . . . . .3,192,949. . . . . . . . . . . . . . .- . . 3,192,949      3,192,949               -
                                                        1,888,380              -     1,867,179      1,888,380          21,201

Spartan U.S. Equity Index Fund. . .      4,970,333                             -     4,970,333      4,970,333               -
                                                        3,235,146              -     3,122,701      3,235,146         112,445


(1)     Party-in-interest  to  the  Plan.
There  were  no  category  (i),  (ii)  or  (iv)  reportable  transactions  during  1998


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

                         Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form 8 No. 33-80180) pertaining to 20th Century Industries Savings and Security Plan of our report dated May 31, 1999, with respect to the financial statements and schedules of 20th Century Industries Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.






ERNST & YOUNG LLP


Los  Angeles,  California
June  28,  1999

                                   SIGNATURES





     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   20th  Century  Industries  Savings
                                        and  Security  Plan





Date:  June  28,  1999                        /s/ Richard Andre
                                         -----------------------------
                                         Richard Andre, Vice President
                                           20th  Century  Industries
                                         Chairman  Benefits  Committee


                                       21
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